Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BELLUS Health Inc. (the “Company” or “BELLUS Health”)

275 Armand-Frappier Blvd.

Laval, Québec

H7V 4A7

Item 2	Date of Material Change

August 15, 2019

Item 3	News Release

A press release was issued on August 15, 2019, from Laval, Québec, and disseminated by Globe Newswire.

Item 4	Summary of Material Change

The Company announced a 3.6:1 consolidation of its common shares.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On August 15, 2019, the Company announced a 3.6:1 consolidation of its common shares (the “Consolidation”). Notice was provided to the Toronto Stock Exchange (the “TSX”) and BELLUS Health’s common shares began trading on the TSX, on a consolidated basis, on August 19, 2019.

Following the Consolidation, the number of outstanding common shares of the Company was reduced from approximately 159.1 million outstanding common shares to approximately 44.2 million outstanding common shares, assuming no other changes to the issued capital of the Company. BELLUS Health’s common shares continue to trade on the TSX under the existing ticker symbol BLU and was assigned the new CUSIP number 07987C204.

No fractional common shares were issued in connection with the Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon such Consolidation, the number of common shares to be received by such shareholder was rounded up or down to the nearest whole common share.

BELLUS Health’s transfer agent, Computershare Investor Services (“Computershare”), acts as the exchange agent for the Consolidation. Computershare has sent instructions (i.e. a Letter of Transmittal) to shareholders who hold the Company’s stock certificates regarding the exchange of old certificates for new certificates, should they wish to do so. Until surrendered, each stock certificate representing pre-Consolidation common shares will be deemed for all purposes to represent the number of whole post-Consolidation common shares to which the shareholder is entitled as a result of the Consolidation. Shareholders who hold their common shares in brokerage accounts or “street name” are not required to take any action to effect the exchange of their common shares.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

François Desjardins

Vice-President, Finance

(450) 680-4525

Item 9	Date of Report

August 20, 2019